Exhibit 99.1

SUNTECH SINGAPORE FAILS TO PAY THE JUDGMENT DEBT DUE TO PSS AND HAS ITS EQUITY INTEREST IN A CORE SUBSIDIARY FROZEN BY THE PRC COURT

GEORGE TOWN, Cayman Islands, March 18, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that, following the January 27, 2014 judgment from the High Court of the Republic of Singapore ordering Suntech Power Investment Pte., Ltd. (“Suntech Singapore”) to pay to Suntech’s subsidiary, Power Solar System Co., Ltd. (in liquidation) (“PSS”), approximately US$263.9 million (the “Judgment Debt”), on February 20, 2014, the Liquidator of PSS issued a statutory demand against Suntech Singapore for the Judgment Debt. Suntech Singapore was required to repay the Judgment Debt by March 13, 2014, but it has failed to do so. Suntech Singapore is now deemed to be unable to pay its debts under the Singapore Companies Act. However, on March 12, 2014, Suntech Singapore filed an application to set aside the Judgment Debt. PSS is considering the application and will make further announcements as may be warranted.

PSS has also filed a civil complaint with the Shanghai No.1 Intermediate People’s Court (“the PRC Court”) against Suntech Singapore for an outstanding principal amount of US$11 million and its overdue interest. The PRC Court officially accepted filing of this complaint on February 18, 2014, with the hearing fixed on November 5, 2014. In conjunction with the civil complaint, PSS applied to the PRC Court for a preservation order in respect of onshore assets held by Suntech Singapore, in particular an equity interest in Suntech Power Company Limited (“Suntech Shanghai”). The application was granted by the PRC Court on March 4, 2014. The preservation period will initially be for a year, subject to extension upon application by PSS.

“We will rigorously defend the application by Suntech Singapore to set aside PSS’ judgment for the sum of US$263.9 million, and will take all necessary steps to recover value for creditors,” said Mr. John Ayres, a Liquidator of PSS. “We are also making substantial progress in the investigation of the purported transfer of the equity interests in Suntech Power Japan Corporation (“Suntech Japan”) and Suntech Singapore to Wuxi Suntech Power Co., Ltd. These actions appear to have been taken without proper regard for the interests of creditors and shareholders of the Company and appropriate actions will be taken in due course,” added Mr. Ayres.

“Suntech Shanghai is a valuable core subsidiary of Suntech Singapore, and in obtaining the asset preservation order in the PRC we have hopefully prevented the asset from being placed beyond reach. We are confident that the actions being taken will lead to a successful recovery for creditors of the Company and we call upon the relevant parties to work with us to expedite a resolution of the various claims and matters which we are dealing with,” commented Mr. David Walker, the Joint Provisional Liquidator of the Company.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the status of any transfer or disposal of shares of Suntech Japan and Suntech Singapore. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com

Ryan Scott Ulrich

Public Relations and Investor Relations Director

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.